United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

(Mark One)

☐        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2013

OR

☐        Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934. (No fee required)

For the transition period from                                    to

Commission File Number 1-18378

A.                  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sanofi Puerto Rico Group Savings Plan
55 Corporate Drive
Bridgewater, NJ 08807-5925

B.                  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI

54, rue La Boétie
75008 Paris, France

Sanofi Puerto Rico Group Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

With Report of Independent Registered Public Accounting Firm

Sanofi Puerto Rico Group Savings Plan

*   Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of

Sanofi Puerto Rico Group Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sanofi Puerto Rico Group Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Associates Ltd Certified Public Accountants
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 24, 2014

Sanofi Puerto Rico Group Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2013 and 2012

	2013	2012
ASSETS
Investments at fair value
Plan interest in the Sanofi U.S. Group Savings Master Trust	$25,048,582	$21,954,171

Total investments at fair value	25,048,582	21,954,171

Receivables
Contributions receivable from participating employees	13,478	14,340
Contributions receivable from employer, net of forfeitures	48,713	32,712
Other receivable	7,500	—
Notes receivable from participants	361,655	457,577

Total receivables	431,346	504,629

Total Assets	25,479,928	22,458,800

LIABILITIES
Accrued administrative expenses	1,063	88,950

Net assets available for benefits, at fair value	25,478,865	22,369,850

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(114,677)	(270,215)

Net assets available for benefits	$25,364,188	$22,099,635

The accompanying notes are an integral part of these financial statements.

Sanofi Puerto Rico Group Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2013 and 2012

	2013	2012
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions:
Employee	$611,621	$614,850
Employer	655,506	679,192
Investment income:
Net investment income allocated from Master Trust	3,214,005	2,285,487
Miscellaneous Income	7,500	—
Interest on notes receivable from participants	17,244	24,740

Total additions	4,505,876	3,604,269

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Distributions	1,203,429	725,490
Fees and administrative expenses	37,894	52,604

Total deductions	1,241,323	778,094

Increase in net assets available for benefits	3,264,553	2,826,175

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	22,099,635	19,273,460

End of year	$25,364,188	$22,099,635

The accompanying notes are an integral part of these financial statements.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2013 and 2012

1.              Description of the Plan

Effective April 1, 2012, the former sanofi-aventis Puerto Rico Savings Plan was amended, restated and renamed the Sanofi Puerto Rico Group Savings Plan (the “Plan”). The following description of the Plan, provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description - The Plan is a defined contribution plan that covers substantially all the employees of Sanofi Puerto Rico Inc. as they meet the prescribed eligibility requirements.  All employees are eligible to participate in the Plan beginning on the first day of employment. Effective October 1, 2012, Sanofi Puerto Rico Inc. (the “Company”) assumed the sponsorship and all related obligations and responsibilities of the Plan, transferred from predecessor plan sponsor Sanofi U.S. LLC.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust - Effective April 1, 2012, Sanofi U.S. LLC, Sanofi Pasteur Inc., sanofi-aventis Puerto Rico Inc. and T. Rowe Price Trust Company entered into an amended and restated Master Trust Agreement, and the sanofi-aventis U.S. Savings Master Trust was renamed the Sanofi U.S. Group Savings Master Trust (the “Master Trust”) to serve as the funding vehicle for the Plan.  Accordingly, the assets of the Plan are maintained, for investment and administrative purposes only, on a commingled basis with the assets of the other plans of the employers within the parent company.  The investments included in the Master Trust are equities, mutual funds, commingled funds, and guaranteed investment contracts.  No plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (Note 3).

Trustee and Recordkeeper - Banco Popular is the Plan’s titular trustee (the “Trustee”).  T. Rowe Price Trust Company is party to the Master Trust agreement discussed above which governs and maintains the Plan’s commingled assets.  T. Rowe Price Retirement Plan Services Inc. is the Plan’s recordkeeper (Note 6).

Plan Administration - The sanofi-aventis U.S. Administrative Committee (the “Committee” or “Plan Administrator”), as appointed by the Sanofi U.S. Pension Committee, is responsible for the general administration of the Plan.  The Board of Directors has appointed the Trustee with the responsibility for the administration of the Master Trust Agreement and the management of the assets.

Participant Accounts - Each participant’s account is credited with the participant’s contri-butions, and Company matching contributions, and Plan earnings.  Participant accounts are charged with an allocation of administrative expenses and Plan losses.  Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2013 and 2012

Employee Contributions — The Plan offers auto-enrollment with a 30-day opt-out from date of hire. Prior to April 1, 2012, eligible participants were allowed to make salary deferral contributions of an amount up to 30% of the participant’s pre-tax eligible compensation.  After-tax contributions of up to 10% of eligible compensation were also available.  Effective April 1, 2012, participants are allowed to contribute up to 75% of their eligible compensation as pre-tax contributions, and up to 10% in after-tax contributions. Contributions are subject to certain Puerto Rico Internal Revenue Code Section 1165(e) limitations ($15,000 and $13,000 for 2013 and 2012, respectively).  Employees 50 years old or older may make an additional catch-up contribution of up to $1,500 during both 2013 and 2012.

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan.  Participants can also rollover IRA distributions (excluding minimum required distributions and nondeductible contributions).

Employer Matching Contributions - Prior to April 1, 2012, the Company provided a matching contribution based upon a participant’s years of service and the total amount of their pre-tax, after-tax, and catch-up contributions.  The Company match contribution was limited to a maximum of 6% of eligible compensation in 3 tiers according to service years shown in the table below:

Years of Service	Company Match Tiers
0-2	100%
3-6	125%
7 or more	150%

Effective April 1, 2012, the Company match contribution is amended to 150% of the pre-tax contributions for all participants, up to 6% of total compensation.

Upon Plan enrollment, a participant may direct employee contributions into any of the Plan’s fund choices.  Participants may change their investment choices at any time.  The Company’s contributions are allocated in the same manner as that of the participants’ elective contributions.

Vesting — Effective April 1, 2012, all eligible employees hired on or before March 31, 2012 became 100% vested in their Company matching contribution account. Employees hired on or after April 1, 2012 will be 100% vested in their Company matching contribution account after 2 years of service. Participants are always 100% vested in their pre-tax, catch up, and after-tax contribution accounts (contributions and related earnings).  Prior to April 1, 2012, employees who were participants on or before December 31, 2005 were 100% vested in their Company matching contribution account (contribution and related earnings), and employees hired on or after January 1, 2006 were 100% vested in their Company matching contribution account after three years of service.

Payment of Benefits - Plan participants who leave the Company as a result of death, disability, retirement, or termination may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment; or receive the distribution in the form of recurring annual installments over a period of between three and fifteen years.  If a participant dies, the participant’s designated beneficiary will receive the payments.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2013 and 2012

Notes Receivable from Participants - Plan participants may borrow from $1,000 up to a maximum equal to the lesser of 50% of the value of their vested account balance or $50,000 less the highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan document.  Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Plan Administrator.  Currently, interest rates associated with participant loans range from 4.25% to 9.25%. Principal and interest are paid notably through payroll deductions generally over a term of up to five years.  As of April 1, 2012, a participant may not have more than two loans outstanding at any point in time.  Extended terms of up to 15 years are available should the loan relate to the purchase of a primary residence.

Forfeitures — Forfeited nonvested accounts may be used to pay the administrative expenses and/or to reduce the amount of employer contributions which are to be paid to the Plan. Unallocated forfeitures balances as of December 31, 2013 and 2012 were $-0-. During 2013, no forfeitures were used to offset 2013 employer matching contributions to the Plan. During 2012, forfeitures of $296 were used to offset 2012 employer matching contributions to the Plan.

Revenue Sharing — The Plan has entered into a revenue sharing agreement with T. Rowe Price Retirement Plan Services, Inc. (“TRP”). Under the terms of the agreement TRP will provide the Plan with a fixed annual administrative budget amount that will be increased each year by a comparable amount of loan initiation fees TRP has estimated to receive for that year. The administrative budget may be used to pay certain administrative expenses of the Plan, as directed by the Plan Sponsor. If in any year the administrative budget exceeds the sum of Plan expenses paid during that year the excess shall be allocated to participant accounts as specified by the Plan documents. During 2013 and 2012, TRP contributed $52,529 and $40,103, respectively, to the Plan’s administrative budget account and the Plan used $49,481 and $74,148, respectively, of the administrative budget to off-set Plan expenses.  In addition, $671 and $1,051 for 2013 and 2012, respectively, were allocated to participant accounts. At December 31, 2013 and 2012 the balance in the administrative budget account was $10,603 and $8,225, respectively.

2.              Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation - For investment and administrative purposes, the Plan’s assets are held within the custody of the Master Trust.  The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust.  The Plan’s interest in the Master Trust is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2013 and 2012

Investment contracts held by the Master Trust are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Notes Receivable from Participants - Notes receivables from participants represent loans recorded at their unpaid principal balance plus accrued interest.  Interest income generated on the notes receivable is recorded when earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2013 or 2012.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default based on Plan provisions, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments - Benefits are recorded when paid.

Fees and Administrative Expenses - All external third party expenses and internal expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans, unless they are paid by the Company.  Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the funds to which such charges are attributable.

Risks and Uncertainties - The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets available for Benefits.

New Accounting Pronouncements — In January 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (Topic 210).  The objective of this update is to address implementation issues about the scope of ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.  The amendment clarifies that the scope of the 2011-11 update applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.  ASU 2013-01 is to be applied prospectively and is effective for interim and annual periods beginning on or after January 1, 2013.  The new pronouncement has no effect on the Plan.

Reclassifications — Certain reclassifications have been made to the previous period’s financial statements in order to conform to the current year’s presentation.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2013 and 2012

3.              Investments in Plan Master Trust

At December 31, 2013, the Master Trust comprises the investment assets of the Plan and Sanofi U.S. Group Savings Plan. At December 31, 2011 and through April 1, 2012, the Master Trust also comprised the investment assets of the Sanofi Pasteur 401(k) Plan.  Certain investment assets of the Master Trust, related earnings (losses) and expenses are allocated to the plans participating in the Master Trust based upon the total of each individual participant’s share of the Master Trust (See Note 1).

At December 31, 2013 and 2012, the Plan’s interest in the Master Trust was approximately 1%.  The Plan’s interest in the Master Trust represented 5% or more of the Plan’s net assets available for benefits, as of December 31, 2013 and 2012.

The following table presents the net assets of the Master Trust as of December 31, 2013 and 2012. Receivables and payables associated with the investment fund are not material to the net assets of the Master Trust and are included within the total investment balance.

	2013	2012
Common and commingled trusts
Retirement date trusts (a)	$3,194,565,547	$2,592,929,055
U.S. and International equities	365,449,251	238,315,538
Fixed income securities	43,039,206	44,909,656
Separately managed accounts
U.S. and International equities	160,566,751	131,383,229
Company stock	123,250,329	102,122,750
Fixed income securities	152,007,963	—
Mutual funds
Fixed income securities	—	208,606,663
U.S. and International equities	90,116,866	71,674,258
Money market	2,172,528	1,089,422
Stable value fund (b)
Short-term investment fund (c)	42,169,254	72,796,889
Synthetic investment contracts	410,587,149	382,753,686
Guaranteed investment contracts	28,121,540	31,417,458
Total investments at fair value	4,612,046,384	3,877,998,604

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,620,038)	(21,678,875)
Total investments at contract value	$4,603,426,346	$3,856,319,729

Plan Interest in Master Trust at Fair Value	$25,048,582	$21,954,171

(a)         This category includes investments in a blend of diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances gauged upon an expected retirement date.  The funds share the common goal of growing principal in earlier years and then later preserving the principal balance closer to an expected retirement date.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2013 and 2012

(b)  This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts.  Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.  The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund.  The fair value differs from the contract value which is the relevant measurement basis attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(c)  This category includes a common/collective trust fund that is designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills and various short-term debt instruments.  There are currently no redemption restrictions on this investment.  The fair value of the investment in this category has been estimated using the net asset value per share.

During 2013 and 2012, the Master Trust’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Year Ended December 31,
	2013	2012
Net Appreciation in Fair Value of Investments:
Company stock	$13,737,699	$23,311,893
Mutual funds	4,017,394	11,839,867
Common and commingled trusts	653,646,722	312,444,251
Separate accounts	15,362,750	14,648,824
Net Appreciation in Fair Value	$686,764,565	$362,244,835

The following are the changes in net assets for the Master Trust for the year ended December 31, 2013 and 2012.

	2013	2012
Net Appreciation in Fair Value of Investments	$686,764,565	$362,244,835
Dividends	6,204,770	16,419,335
Interest	10,969,889	11,887,002
Net investment income	703,939,224	390,551,172

Net transfers	43,167,393	731,717,615

Increase in Net Assets	747,106,617	1,122,268,787

Net Assets:
Beginning of Year	3,856,319,729	2,734,050,942
End of Year	$4,603,426,346	$3,856,319,729

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2013 and 2012

Investment Valuation and Income Recognition — Master Trust investments are stated at fair value.  Investments in mutual funds are valued at the published net asset value of shares held at year end.  Investments in commingled funds are stated at fair value based on unit values provided by the administrator, which are based on market values of underlying investments.  Common stock is valued at the last closing price at end of the year.  Short term securities are valued at amortized cost which includes cost plus accrued interest, which approximates fair value.  Traditional GICs are stated at fair value based on a discounted cash flow method.  The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value.

Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed).  Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date.

Guaranteed Investment Contracts — The Master Trust entered into benefit-responsive investment contracts in the Stable Value Fund which invest primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (investment advisor).  Contract values represent contributions made to the investment contracts plus earnings, less participant withdrawals and administrative expenses.  These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies.  The contracts are considered fully benefit-responsive and are comprised of traditional guaranteed investment contracts (“GICs”) and synthetic contracts (“SICs”).  These investment contracts are recorded at fair value; however, since these contracts are fully-benefit responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value.  Contract value is the relevant measurement attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The fair value of traditional GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows.  The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value.  The wrap rebid value is $231,632 and $212,331 at December 31, 2013 and 2012, respectively.

The issuers of the synthetic GICs are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.  The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time.  Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term.  There are currently no reserves against contract values for credit risk of the contract issuers or otherwise and do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

The average crediting rate for the investment contracts was 2.66% and 2.91% and the average yield was 2.41% and 2.85% during 2013 and 2012, respectively.  The Plan’s interest in the GICs within the Master Trust was approximately 1% at December 31, 2013 and 2012.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2013 and 2012

Certain events could limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Fair Value Measurements — The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).  The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The valuation technique used needs to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2013.

Mutual Funds — Valued at the net asset value (NAV) of shares held by the Master Trust at year end, which are based on quoted market prices.  They are classified within Level 1 of the valuation hierarchy.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2013 and 2012

Guaranteed Investment Contracts — Valued at fair value by discounting the related cash flows based on current yields of a similar instrument with comparable durations considering the credit-worthiness of the issuer.  The traditional GICs are classified within Level 3 of the valuation hierarchy.

Synthetic Guaranteed Investment Contracts — The fair value of the synthetic guaranteed investment contracts is based on the underlying investments.  As of December 31, 2013, the investments underlying the synthetic guaranteed investment contracts were approximately 41% corporate securities, 27% asset-backed securities, 12% agency debt securities, and 18% in US treasury securities, 2% in other securities, which are publically traded.  As of December 31, 2012, the investments underlying the synthetic guaranteed investment contracts were approximately 38% corporate securities, 29% asset-backed securities, 14% agency debt securities, 16% in US treasury securities, and 3% in other securities, which are publically traded.  The value of the wrapper contracts is determined using rebid rates from the wrapper provider, and is included in the synthetic guaranteed investment contracts amount of the Master Trust shown below.  The synthetic GICs are classified within Level 2 of the valuation hierarchy.

Company Stock and Other Common Stocks — These investments are valued at the publicly traded price of equity securities held in all of the Master Trust’s separate accounts.  Company stock and other common stocks are classified within Level 1 of the valuation hierarchy.

Fixed Income Securities — These investments include corporate bonds and U.S. government securities held in all of the Masters Trust’s separate accounts, and are valued using pricing models maximizing the use of observable inputs for similar securities. In addition, the valuation of corporate bonds also includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. Fixed income securities are classified within Level 2 of the valuation hierarchy.

Common and Commingled Trust Funds — These investments are public investment vehicles consisting of target date funds and equity index funds.  These funds permit daily redemptions of units and are valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of underlying assets owned by the fund, less its liabilities, and then divided by the number of units outstanding.  The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

Short-Term Investments — Short-term investments include corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored enterprise obligations, and other. Short-term investments are classified within Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with ASC 820 guidance, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2013 and 2012

The following tables set forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2013 and 2012:

	2013
	Level 1	Level 2	Level 3	Total
Common and commingled trusts
Retirement date trusts	$—	$3,194,565,547	$—	$3,194,565,547
U.S. Equities	—	299,412,251	—	299,412,251
International equities	—	66,037,000	—	66,037,000
Fixed Income Securities	—	43,039,206	—	43,039,206
Separate accounts:
International Common Stocks	106,672,760	—	—	106,672,760
Small Cap Common Stocks	39,249,629	—	—	39,249,629
Mid Cap Common Stocks	14,644,362	—	—	14,644,362
Fixed Income Securities	—	152,007,963	—	152,007,963
Company stock	123,250,329	—	—	123,250,329
Mutual funds:
Money market	2,172,528	—	—	2,172,528
Brokerage account:
Mutual funds:
Domestic Equity	38,779,551	—	—	38,779,551
International Equity	10,000,205	—	—	10,000,205
Fixed Income	9,509,773	—	—	9,509,773
Blended or Hybrid Funds	17,052,528	—	—	17,052,528
Interest bearing cash	14,774,809	—	—	14,774,809
Stable value fund:
Short-term investment fund	—	42,394,498	—	42,394,498
Synthetic guaranteed investment contracts	—	410,361,905	—	410,361,905
Guaranteed investment contracts	—	—	28,121,540	28,121,540
Total assets at fair value	$376,106,474	$4,207,818,370	$28,121,540	$4,612,046,384

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2013 and 2012

	2012
	Level 1	Level 2	Level 3	Total
Common and commingled trusts
Retirement date trusts	$—	$2,592,929,055	$—	$2,592,929,055
U.S. Equities	—	191,092,765	—	191,092,765
International Equities	—	47,222,772	—	47,222,772
Fixed income securities	—	44,909,656	—	44,909,656
Separate accounts:
International Common Stocks	94,364,093	—	—	94,364,093
Small Cap Common Stocks	27,530,409	—	—	27,530,409
Mid Cap Common Stocks	9,488,728	—	—	9,488,728
Company stock	102,122,750	—	—	102,122,750
Mutual funds:
Fixed income securities	208,606,663	—	—	208,606,663
Money market	1,089,422	—	—	1,089,422
Brokerage account:
Mutual funds:
Domestic Equity	25,682,920	—	—	25,682,920
International Equity	9,512,117	—	—	9,512,117
Fixed Income	9,153,482	—	—	9,153,482
Blended or Hybrid Funds	12,608,809	—	—	12,608,809
Interest bearing cash	14,716,930	—	—	14,716,930
Stable value fund:
Short-term investment fund	—	72,796,889	—	72,796,889
Synthetic guaranteed investment contracts	—	382,753,686	—	382,753,686
Guaranteed investment contracts	—	—	31,417,458	31,417,458
Total assets at fair value	$514,876,323	$3,331,704,823	$31,417,458	$3,877,998,604

The following table sets forth a summary of changes in the fair value of the Master Trust’s Level 3 assets for the years ended December 31, 2013 and 2012:

	2013	2012
Balance at beginning of year	$31,417,458	$36,372,475

Realized gains	496,903	606,162
Unrealized gains (losses) relating to instruments still held at the reporting date	(289,552)	11,865
Purchases	—	10,000,000
Sales	(3,503,269)	(15,573,044)

Balance at end of year	$28,121,540	$31,417,458

Amount of gains or losses for the year attributed to the change in unrealized gains (losses) relating to assets and liabilities still held at year end	$(289,552)	$11,865

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2013 and 2012

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Master Trust’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

As of December 31, 2013

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Guaranteed investment contracts	$28,121,540	Discounted Cash Flow	Duration Payout Date	0.4-1.9 05/21/2014-12/15/2015	0.9

As of December 31, 2012:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Guaranteed investment contracts	$31,417,458	Discounted Cash Flow	Duration Payout Date	0.2-2.9 03/14/2013-12/15/2015	1.6

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2013 and 2012

Fair Value of Investments in Entities that Use NAV — In accordance with fair value measurements and disclosures guidance, the following table presents the category, fair value, redemption frequency, and redemption notice period for Master Trust investments, the fair values of which are estimated using the NAV per share as of December 31, 2013 and 2012:

December 31, 2013	Fair Value		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Sanofi Stable Value Fund	$480,877,943	(1)	$—	Daily	None
Sanofi U.S. Active Bond Fd	152,007,963		—	Daily	None
Blackrock U.S. Debt Index	43,039,206		—	Daily	None
Sanofi International Stock Index	66,037,000		—	Daily	None
Sanofi U.S. Active Stock	147,599,201		—	Daily	None
Sanofi U.S. Stock Index	205,707,041		—	Daily	None
Sanofi-Aventis International Core Fund	106,672,760		—	Daily	None
TRP Retirement Date Trusts	3,194,565,547		—	Daily	None
Sanofi-Aventis ADR Fund	123,250,239		—	Daily	None

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2013 and 2012

December 31, 2012	Fair Value		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Sanofi Stable Value Fund	$486,968,033	(1)	$—	Daily	None
Blackrock U.S. Debt Index	44,909,656		—	Daily	None
Sanofi International Stock Index	47,222,772		—	Daily	None
Sanofi U.S. Active Stock	99,453,032		—	Daily	None
Sanofi U.S. Stock Index	128,658,869		—	Daily	None
Sanofi-Aventis International Core Fund	94,364,093		—	Daily	None
TRP Retirement Date Trusts	2,592,929,055		—	Daily	None
Sanofi-Aventis ADR Fund	102,122,750		—	Daily	None

(1) The fair value of investment has been estimated using the net asset value of the investment.

4.              Income Tax Status

On April 25, 2012, the Plan received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury stating that the Plan, as then designed, was qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the “PR Code”).  The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the PR Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Puerto Rico Department of Treasury.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2013 and 2012

5.              Reconciliation of Financial Statements to Form 5500

GICs and synthetic GICs are reported at fair value for Form 5500 purposes.  For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value.  Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2013	2012

Net assets available for benefits per the financial statements	$25,364,188	$22,099,635

Adjustment from fair value to contract value for fully benefit responsive investment contracts	114,677	270,215

Net assets available for benefits per Form 5500	$25,478,865	$22,369,850

The following is a reconciliation of total income per the financial statements to Form 5500 for the year ended December 31, 2013.

2013

Total additions per the financial statements	$4,505,876

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(155,538)

Total income per Form 5500	$4,350,338

6.              Related Party and Party-in-Interest Transactions

Certain Master Trust investments are shares of mutual funds managed by T. Rowe Price Trust Company, a party to the Master Trust Agreement and an affiliate of T. Rowe Price Retirement Plan Services, Inc. T. Rowe Price Retirement Plan Services Inc. is the recordkeeper of the Plan.  Therefore, these transactions qualify as party-in-interest transactions.

The Master Trust invests in shares of the parent company, Sanofi, through the Sanofi-Aventis ADR Fund (the “fund”); therefore, these transactions qualify as party-in-interest transactions.  The above transactions are not considered prohibited transactions under the prohibited transaction rules. During the year ended December 31, 2013, the Master Trust made purchases of approximately $12,818,135, sales of approximately $3,150,025, realized gains of $1,753,155 and dividend income of $3,388,598 earned from the investment in the Company’s common stock. Total shares and market value of the fund held at December 31, 2013 were 6,105,068 and $123,250,329, respectively. During the year ended December 31, 2012, the Master Trust made purchases of approximately $ 8,620,960, sales of approximately $7,118,806, realized gains of $1,834,073 and dividend income of $ 3,057,453 earned from the investment in the Company’s common stock. Total shares and market value held at December 31, 2012 was 5,877,113 and $102,122,750, respectively.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2013 and 2012

Certain administrative fees have been paid through a revenue sharing agreement with T. Rowe Price Retirement Plan Services Inc. rather than direct payments, see Note 1.

Loans to participants also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

7.              Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the PR Code.

8.              Subsequent Events

Plan management has evaluated all subsequent events through June 24, 2014, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

As of December 31, 2013

(a)	(b) IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE	(d) COST	(e) CURRENT YEAR

*	Sanofi U.S. Group Savings Master Trust	Various instruments	**	$25,048,582

*	Participant Loans	Interest Rates 4.25% - 9.25%	-0-	361,655

*	Indicates party-in-interest to the Plan
**	Cost not required for participant directed investments

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sanofi Puerto Rico Savings Plan

By:	/s/ Richard M. Johnson
Richard M. Johnson, for the Retirement Plan Administrative Committee, Plan Administrator

Date: June 24, 2014

EXHIBITS

Exhibit	Exhibit Number

Consent of Independent Registered Public Accounting Firm	23.1